Puhui Wealth Investment Management Co. Ltd.

Room 801, 802, 8th Floor

W1 Office Building, Oriental Commerce Tower

No. 1 Chang An Street, Dong Cheng District

Beijing, PRC 100006

VIA EDGAR

September 10, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Gessert

Re:	Puhui Wealth Investment Management Co. Ltd.
Registration Statement on Form F-3
Filed August 12, 2020
File No. 333-245003

Dear Mr. Gessert:

Puhui Wealth Investment Management Co. Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 26, 2020, regarding the Draft Registration Statement on Form F-3 (the “Registration Statement”) filed on August 12, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Registration Statement on Form F-3 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-3

Description of Share Capital

Articles of Association – Exclusive Forum Provision, page 6

1.	We note that your forum selection provision identifies the courts of the Cayman Islands as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act and/or the Exchange Act. If so, please revise your disclosure to clearly state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. As appropriate, please expand your risk factor disclosure to describe any risks or impacts on investors.

Response: We have revised disclosures on page 2 in response to Staff’s comment.

Item 9. Exhibits.

5.1. Opinion of Ogier, page II-2

2.	We note the opinion of counsel opines only as to the legality of the common and preferred shares. Please revise the opinion to opine on the legality of all the securities being registered, as required by Item 601(b)(5)(i) of Regulation S-K. Please refer to Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations for guidance.

Response: We have filed exhibits 5.1 and 5.2 in response to Staff’s comment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel David Selengut, Esq. of Ellenoff Grossman & Schole LLP by email at selengut@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhe Ji
Zhe Ji

cc:
Ellenoff Grossman & Schole LLP